ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

April 16, 2018	Paul M. Kinsella
T +1 617 951 7921
paul.kinsella@ropesgray.com

BY EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.H.

Washington, D.C. 20549

Re: Ironwood Pharmaceuticals, Inc.

Commission File Number: 001-34620

Preliminary Proxy Materials Relating to 2018 Annual Meeting of Stockholders

Ladies and Gentlemen:

On behalf of Ironwood Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s 2018 Annual Meeting of Stockholders (the “Annual Meeting”).

The Company is filing the Preliminary Proxy Materials as a result of references contained therein to a potential “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) in connection with a notice from Sarissa Capital Offshore Master Fund LP stating that it intends to nominate an individual to stand for election to the Company’s Board of Directors at the Annual Meeting.

Please be advised that, in accordance with Rule 14a-6(h) of the Exchange Act, the Company intends to release definitive proxy materials on or prior to April 27, 2018 by sending to its shareholders a definitive proxy statement and form of proxy, as well as a copy of the Company’s annual report for the year ended December 31, 2017.

Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (617) 951-7921 or paul.kinsella@ropesgray.com or to my partner, Jeff Katz at (617)-951-7072 or jeffrey.katz@ropesgray.com.

Very truly yours,

/s/ Paul M. Kinsella

Paul M. Kinsella